                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


For the quarter ended August 31, 2002
                      ---------------

                              Softcare EC Inc.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                             210-889 Harbourside Drive
                        North Vancouver, British Columbia
                                 Canada V7P 3S1
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F [x]     Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No [x]

DESCRIPTION OF FILED INFORMATION:

Unaudited quarterly financial statements for Softcare EC Inc. for the quarter ended August 31, 2002 as attached.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   Softcare EC Inc.
                                           -------------------------------------
                                                      (Registrant)


Date  October 2, 2002                 By  /s/ Wayne Zielke
     ------------------                 ----------------------------------------
                                        Wayne D. Zielke, Chief Financial Officer

--------------------------
*Print the name and title under the signature of the signing officer.

                           Interim Consolidated Financial Statements

                           SOFTCARE EC INC.
                           (formerly Softcare EC.com Inc.)
                           (EXPRESSED IN CANADIAN DOLLARS)
                           August 31, 2002 and 2001

SOFTCARE EC INC.
(formerly Softcare EC.com Inc.)
Incorporated under the laws of British Columbia

INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)

                                                  AUGUST 31        AUGUST 31         MAY 31,
                                                    2002             2001             2002
                                                     $                $                $
---------------------------------------------------------------------------------------------
ASSETS
CURRENT
Cash and cash equivalents                          463,393           83,176           14,663
Accounts receivable, less allowance
for doubtful accounts of $72,328  [note 3]         136,267          134,756          167,162
Short-term investments [note 4]                         --        2,276,255          535,075
Prepaid expenses and other                          70,979           42,345           79,857
---------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                               670,639        2,536,532          796,757
---------------------------------------------------------------------------------------------
Capital assets [note 5]                            168,841          287,112          172,255
---------------------------------------------------------------------------------------------
TOTAL ASSETS                                       839,480        2,823,644          969,012
=============================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Bank indebtedness [note 6]                         250,000               --          250,000
Accounts payable and
accrued liabilities [notes 7 and 14]               174,767          221,997          246,847
Current portion of
obligations under capital leases [note 8]           39,305           81,827           48,212
Current portion of subsidiary redeemable
Class A preference shares [note 9]                  30,000           30,000           30,000
Deferred revenue                                   112,494           96,088          114,494
---------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                          606,566          429,912          689,553
---------------------------------------------------------------------------------------------
Obligations under capital leases [note 8]            3,877           45,106           14,472
Subsidiary redeemable Class A
preference shares [note 9]                           5,000           35,000           12,500
---------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                  615,443          510,018          716,525
---------------------------------------------------------------------------------------------
Commitments and contingencies [note12]

SHAREHOLDERS' EQUITY
Common stock [note 11]                          16,626,438       15,810,538       16,240,438
Shares to be issued                                 13,500               --           13,500
Special Warrants [note 10]                              --               --               --
Additional paid-in capital                         621,255          550,055          621,255
Deferred stock compensation                             --           11,308               --
Unearned Employee Stock
Bonus Plan [note 11]                              (990,957)      (1,002,265)        (990,957)
Deficit                                        (16,046,199)     (13,056,010)     (15,631,749)
---------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                         224,037        2,313,626          252,487
---------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY         839,480        2,823,644          969,012
=============================================================================================

SEE ACCOMPANYING NOTES


On behalf of the Board:


/S/ MARTYN ARMSTRONG                                         /S/ WAYNE ZIELKE
--------------------------------                             --------------------------------
Martyn Armstrong, Director                                   Wayne Zielke, Director


                                    PREPARED BY MANAGEMENT

SOFTCARE EC INC.
(formerly Softcare EC.com Inc.)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in Canadian Dollars)

                                                               THREE MONTHS ENDED     THREE MONTHS ENDED
                                                                    AUGUST 31              AUGUST 31
                                                                       2002                  2001
                                                                        $                      $
REVENUE
-----------------------------------------------------------------------------------------------------
Software sales                                                        60,427                  12,474
Consulting services                                                   12,587                   9,477
Training services                                                         --                      --
Maintenance fees                                                      43,137                  45,299
-----------------------------------------------------------------------------------------------------
Total revenues                                                       116,151                  67,250
-----------------------------------------------------------------------------------------------------
EXPENSES
-----------------------------------------------------------------------------------------------------
Salaries and wages                                                   236,155                 446,889
Stock based compensation [notes 11]
Selling expenses                                                       1,822                  16,302
General and administrative expenses [notes 12 and 14]                284,427                 325,831
Depreciation and amortization                                         11,731                  27,512
-----------------------------------------------------------------------------------------------------
Total expenses                                                       534,135                 816,534
-----------------------------------------------------------------------------------------------------
Operating (loss) for the period                                     (417,984)               (749,284)
-----------------------------------------------------------------------------------------------------
OTHER INCOME (EXPENSE)
-----------------------------------------------------------------------------------------------------
Interest income                                                        3,533                  51,546
Interest expense - long-term                                              --                      --
-----------------------------------------------------------------------------------------------------
Total other income (expense)                                           3,533                  51,546
-----------------------------------------------------------------------------------------------------
LOSS FOR THE PERIOD                                                 (414,451)               (697,738)
=====================================================================================================
Basic and diluted (loss) per share [note 2]                            (0.02)                  (0.04)
=====================================================================================================

SEE ACCOMPANYING NOTES


                                        PREPARED BY MANAGEMENT

SOFTCARE EC INC.
(formerly Softcare EC.com Inc.)

INTERIM CONSOLIDATED STATEMENTS OF
SHAREHOLDERS' EQUITY (DEFICIT)
(Expressed in Canadian Dollars)

THREE MONTHS ENDED AUGUST 31, 2002


                                         COMMON STOCK                   SPECIAL WARRANTS                SHARES TO BE ISSUED
                                  ----------------------------    ----------------------------     ---------------------------
                                    SHARES          AMOUNT           SHARES         AMOUNT           SHARES          AMOUNT
                                       #               $                #              $                #               $
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, MAY 31, 2000              15,356,128      10,452,670       1,495,000        5,087,468              --              --
Shares issued on exercise of
  Special Warrants [note 10]        1,495,000       5,087,468      (1,495,000)      (5,087,468)             --              --
Shares issued on exercise of
  Agents' Warrants [note 10]          138,600         170,400              --               --              --              --
Special Warrants issued in
  private placement [note 10]              --              --         138,889          100,000              --              --
Stock based compensation
  [note 11]                                --              --              --               --              --              --
Adjustment of employee stock
  bonus plan [note 11]                     --              --              --               --              --              --
Loss for the year                          --              --              --               --              --              --
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, MAY 31, 2001              16,989,728      15,710,538         138,889          100,000              --              --
Share Issued on exercise of
  special Warrants[note 10]           138,889         100,000        (138,889)        (100,000)             --              --
Special Warrants issued in
  private placement net of
  costs [note 10]                          --              --       1,000,000          120,000              --              --
Stock based compensation
  [note 11]                                --              --              --               --              --              --
Shares issued on exercise of
  Special Warrants                  1,000,000         120,000      (1,000,000)        (120,000)             --              --
Units issued in private
  placement                           650,000         175,500              --               --              --              --
Shares issued on exercise of
  Share Purchase Warrants              15,000           2,400              --               --              --              --
Shares to be issued for
  employees terminated
  [note 11]                                --              --              --               --          90,000          13,500
Units issued in private
  placement [note 11]               1,200,000         132,000              --               --              --              --
Loss for the year                          --              --              --               --              --              --
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, MAY 31, 2002              19,993,617      16,240,438              --               --          90,000          13,500
Units issued in private
  placement [note 11]               3,250,000         386,000              --               --              --              --
Loss for the three months
  ended August 31, 2002                    --              --              --               --              --              --
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, AUGUST 31, 2002           23,243,617      16,626,438              --               --          90,000          13,500
===================================================================================================================================

(CONTINUED ON NEXT PAGE)

SOFTCARE EC INC.
(formerly Softcare EC.com Inc.)

INTERIM CONSOLIDATED STATEMENTS OF
SHAREHOLDERS' EQUITY (DEFICIT)
(Expressed in Canadian Dollars)

THREE MONTHS ENDED AUGUST 31, 2002 (CONTINUED)

                                                                    UNEARNED                            TOTAL
                                  ADDITIONAL       DEFERRED         EMPLOYEE                        SHAREHOLDERS'
                                   PAID-IN           STOCK           STOCK                             EQUITY
                                    CAPITAL       COMPENSATION     BONUS PLAN        DEFICIT          (DEFICIT)
                                       $               $               $                $                 $
----------------------------------------------------------------------------------------------------------------
BALANCE, MAY 31, 2000                      --              --      (1,279,975)      (6,791,821)       7,468,342
Shares issued on exercise of
  Special Warrants [note 10]               --              --              --               --               --
Shares issued on exercise of
  Agents' Warrants [note 10]               --              --              --          170,400
Special Warrants issued in
  private placement [note 10]              --              --              --          100,000
Stock based compensation
  [note 11]                           332,800              --              --               --          332,800
Adjustment of employee stock
  bonus plan [note 11]                217,255              --         289,018               --          506,273
Loss for the year                          --              --              --       (5,566,451)      (5,566,451)
----------------------------------------------------------------------------------------------------------------
BALANCE, MAY 31, 2001                 550,055              --        (990,957)     (12,358,272)       3,011,364
Share Issued on exercise of
  special Warrants[note 10]                --              --              --               --               --
Special Warrants issued in
  private placement net of
  costs [note 10]                          --              --              --               --          120,000
Stock based compensation
  [note 11]                            71,200              --              --               --           71,200
Shares issued on exercise of
  Special Warrants                         --              --              --               --               --
Units issued in private
  placement                                --              --              --               --          175,500
Shares issued on exercise of
  Share Purchase Warrants                  --              --              --               --            2,400
Shares to be issued for
  employees terminated
  [note 11]                                --              --              --               --           13,500
Units issued in private
  placement [note 11]                      --              --              --               --          132,000
Loss for the year                          --              --              --       (3,273,477)      (3,273,477)
----------------------------------------------------------------------------------------------------------------
BALANCE, MAY 31, 2002                 621,255              --        (990,957)     (15,631,749)         252,487
Units issued in private
  placement [note 11]                      --              --              --               --          386,000
Loss for the three months
  ended August 31, 2002                    --              --              --         (414,450)        (414,450)
----------------------------------------------------------------------------------------------------------------
BALANCE, AUGUST 31, 2002              621,255               0               0      (16,046,199)         224,037
================================================================================================================

See accompanying notes


                                               PREPARED BY MANAGEMENT

SOFTCARE EC INC.
(formerly Softcare EC.com Inc.)

INTERIM CONSOLIDATED STATEMENTS OF
CASH FLOWS
(Expressed in Canadian Dollars)

                                                                       THREE MONTHS ENDED     THREE MONTHS ENDED
                                                                            AUGUST 31              AUGUST 31
                                                                              2002                   2001
                                                                                $                      $
---------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Loss for the period                                                         (414,451)                 (697,738)
Items not affecting cash:
   Depreciation and amortization                                              11,731                    27,535
   Stock based compensation                                                       --                        --
   Loss on disposal of subsidary                                                  --                        --
Changes in non-cash working capital:
   Accounts receivable                                                        30,895                   (13,162)
   Prepaid expenses and other                                                  8,878                    46,324
   Work in progress                                                               --                        --
   Accounts payable and accrued liabilities                                  (72,079)                  (53,099)
   Deferred revenue                                                           (2,000)                  (15,976)
---------------------------------------------------------------------------------------------------------------
CASH (USED IN) OPERATING ACTIVITIES                                         (437,026)                 (706,116)
---------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Purchase of capital assets                                                    (8,317)                   (3,324)
Sale (purchase) of short-term investments                                    535,075                (2,276,255)
---------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                              526,758                (2,279,579)
---------------------------------------------------------------------------------------------------------------
Redemption of sub redeemable Class A preference shares                        (7,500)                   (7,500)
Repayment of long-term debt                                                       --                        --
Increase in (repayment of) obligations under capital leases                  (19,502)                  (23,429)
Special Warrants issued                                                           --                        --
Common stock issued on exercise of Agents Warrants                           386,000                        --
---------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                              358,998                   (30,929)
---------------------------------------------------------------------------------------------------------------
Decrease in cash and cash equivalents                                        448,730                (3,016,624)
---------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of period                                14,663                 3,099,800
---------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                     463,393                    83,176
===============================================================================================================

SUPPLEMENTAL DISCLOSURE
Interest paid                                                                  4,079                     4,213
---------------------------------------------------------------------------------------------------------------

See accompanying notes


                                             PREPARED BY MANAGEMENT

SOFTCARE EC INC.
(formerly SoftCare EC.Com, Inc.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

August 31, 2002 and 2001                         [Expressed in Canadian dollars]


1.       NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Softcare EC Inc. formerly Softcare EC.Com, Inc., ("The Company") was incorporated pursuant to the Company Act of the Province of British Columbia on March 30, 1981. On November 8, 2001 the Company changed its name from Softcare EC.Com, Inc. to Softcare EC Inc.

The Company and its subsidiary companies develop and market Electronic Data Interchange ("EDI") software primarily to retailers, financial and public institutions, utility companies, pharmaceutical companies and wholesalers across Canada, the United States and Asia. The Company and its subsidiary companies also develop and market e-commerce software, providing software through internet portals and by licenses, as well as providing consulting and support services to both domestic and international markets.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company incurred a loss of $414,451 for the three months ended August 31, 2002 [2001 - $697,738], and has a deficit of $16,046,199as at August 31, 2002
[2001 - $13,056,010], which has been funded primarily by the issuance of equity.

The Company's continuation as a going concern is uncertain and is dependent upon its ability to achieve profitable operations and upon the continued financial support of its shareholders, option holders and warrant holders or upon its ability to obtain additional financing or new equity.

The Company's ability to achieve profitability and positive cash flows from operations will depend upon numerous factors. These factors include its ability to attract strategic corporate partners for the development, marketing, distribution and sale of its software products, the progress of its research and development program and its ability to protect its proprietary rights over product names and trademarks. The outcome of these matters cannot be predicted at this time. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

2.       SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been expressed in Canadian dollars and in accordance with Canadian generally accepted accounting principles. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 16. The following is a summary of the significant accounting policies used in the preparation of these consolidated financial statements:

PRINCIPLES OF CONSOLIDATION

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, SoftCare EC Solutions Inc. (a Canadian company), (formerly SoftCare Electronic Commerce Inc.), and Solution's wholly owned subsidiaries, SCC Holdings Ltd. (a Canadian company), SCEC Holdings Ltd. (a Canadian company) and SoftCare Electronic Commerce (U.S.A.) Inc. (a Washington corporation). All significant intercompany balances and transactions have been eliminated on consolidation.


                             PREPARED BY MANAGEMENT

SOFTCARE EC INC.
(formerly SoftCare EC.Com, Inc.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

August 31, 2002 and 2001                         [Expressed in Canadian dollars]


TRANSLATION OF FOREIGN CURRENCIES

The Company follows the temporal method of accounting for the translation of integrated foreign subsidiary operations. Monetary assets and liabilities of foreign subsidiaries denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Other balance sheet items are translated at exchange rates in effect when the assets are acquired or obligations incurred. Revenue and expense items are translated at the average rate of exchange for the period. Foreign exchange gains and losses resulting from these translations are reflected in the consolidated statement of operations.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates market value.

SHORT-TERM INVESTMENTS

Short-term investments are available for sale securities and are carried at market value. Short-term investments consist of investments with financial institutions with an original maturity of more than three months.

LEASES

Leases are classified as either capital or operating leases. Leases which transfer substantially all the benefits and risks of ownership of the property to the Company are accounted for as capital leases. Capital lease obligations reflect the present value of future lease payments, discounted at the appropriate interest rate.

All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

CAPITAL ASSETS

Capital assets are stated at cost less accumulated amortization. Capital assets are amortized at rates sufficient to write off their cost over their estimated useful lives on a declining balance method, after taking into account their estimated residual values, at the following annual rates:

Computer and testing equipment                                      30%
Computer software                                                  100%
Office equipment                                                    20%
Office furniture                                                    20%
Display booths                                                      30%
Leasehold improvements                  Lesser of the term of the lease
                                             or the remaining estimated
                                               useful life of the asset

Computer and office equipment acquired under capital leases is amortized on a straight-line basis over the lesser of the term of the lease or the remaining estimated economic life of approximately three to five years.

SOFTWARE DEVELOPMENT COSTS

Software development costs are charged to expense as incurred unless the development project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization. The Company has not deferred any software development costs to date.


                             PREPARED BY MANAGEMENT

SOFTCARE EC INC.
(formerly SoftCare EC.Com, Inc.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

August 31, 2002 and 2001                         [Expressed in Canadian dollars]


IMPAIRMENT OF LONG-LIVED ASSETS

The Company monitors the recoverability of long-lived asset, including capital assets and goodwill, based upon estimates using factors such as future asset utilization, business climate and future non-discounted cash flows expected to result from the use of the related assets or to be realized on sale. The Company's policy is to write down assets to their net recoverable amount using undiscounted cash flows, in the period when it is likely that the carrying amount of the asset will not be recovered.

REVENUE RECOGNITION

A software supply arrangement entered into by the Company may encompass multiple elements, including software sales, consulting services, and training services and maintenance fees. The total fee for a multiple element arrangement is allocated to each element based upon objective evidence of the fair value of each element. Fair value is established through the Company's policy to charge to customers the same price as when the element is sold separately. Revenue from sales made to re-sellers is recognized after the third-party sale occurs and the revenue is determinable. Consulting services offered by the Company are not considered essential to the functionality of the software arrangement. As a result, consulting and training service revenues are recognized as the work is performed. Maintenance contract revenue is deferred and recognized over the respective contract periods. Revenue from direct software sales is recognized when the product has been delivered, as no significant obligations remain, fees are fixed and determinable, collectibility is probable, and persuasive evidence of an arrangement exists. If software sales are contingent upon successful installation and subsequent customer acceptance, the revenue and work in progress costs are deferred until customer acceptance is achieved.

ADVERTISING EXPENSE

Advertising costs are charged to expense as incurred. Advertising expense for the three months ended August 31, 2002 amounted to approximately $500 [2001 - $5,840].

INCOME TAXES

The company utilizes the liability method of tax allocation. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

STOCK BASED COMPENSATION

The Company has granted stock options, which are described in note 11. The Company measures compensation cost based on the intrinsic value of the award at the date of grant, and recognizes that cost over the vesting period. Any consideration paid by the option holders on the exercise of stock options is credited to common stock. The Company accounts for stock-based compensation arrangements to non-employees using the fair value method and the Black Scholes model.


                             PREPARED BY MANAGEMENT

SOFTCARE EC INC.
(formerly SoftCare EC.Com, Inc.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

August 31, 2002 and 2001                         [Expressed in Canadian dollars]


EMPLOYEE STOCK BONUS PLAN

Equity instruments contributed to the Employee Stock Bonus Plan (the "Plan") by the Company are recorded at their estimated fair value at the date of their contribution and are recorded as a credit in shareholders' equity. A contra equity account is recognized until allocations to participants are made and compensation expense is recognized.

Compensation expense is measured based on the intrinsic value of the award at the date of grant and recognizes that cost in the period when it is likely that performance criteria will be met and/or the equity instruments allocated to participants will be released.

INCOME (LOSS) PER SHARE

Generally accepted accounting principles applicable to reverse takeovers require that the income (loss) per share figures be calculated on the following basis:

o the number of shares outstanding from the beginning of the fiscal period to the date of the reverse takeover on June 18, 1999 are deemed to be the number of shares issued by the Company to the shareholders of Solutions.

o the number of shares outstanding from the date of the reverse takeover to the end of the fiscal period is deemed to be the actual number of shares of the Company outstanding in the period.

The Company issued 11,000,000 Special Warrants, each of which was convertible into one common share. However, no common shares were issued to effect this reverse takeover. Accordingly, the deemed number of common shares of the Company outstanding prior to June 18, 1999 is nil.

FOR THE THREE MONTHS ENDED AUGUST 31,
                                                           2002          2001
                                                           ----          ----
NUMERATOR
Loss for the period                                   $  (414,451)  $  (565,652)
DENOMINATOR
Weighted average number of common shares outstanding   20,314,165    17,018,267
Less: Employee Stock Bonus Plan Shares                    774,200       774,200
--------------------------------------------------------------------------------
Basic loss per common share                                 (0.02)        (0.03)
================================================================================

Loss per common share for the period ended August 31, 2002 and 2001 is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period, excluding shares held by the SoftCare Employee Stock Bonus Plan Trust ("SESB Trust"). Diluted income (loss) per share reflects the potential dilution of securities that could result from the exercise of dilutive options and warrants. For the period ended August 31, 2002 and 2001 none of the outstanding options and warrants have been included in the calculation of diluted loss per common share because their effect was antidilutive.


                             PREPARED BY MANAGEMENT

SOFTCARE EC INC.
(formerly SoftCare EC.Com, Inc.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

August 31, 2002 and 2001                         [Expressed in Canadian dollars]


FINANCIAL INSTRUMENTS

The carrying value of cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity. The fair value of short-term investments has been determined based on quoted market prices. The carrying value of capital lease obligations approximates fair value as the effective interest rate on these instruments approximate current market rates. The carrying value of subsidiary redeemable Class A preference shares approximates fair value based on discounted cash flows.

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the consolidated financial statements. Actual results could differ from these estimates.

3.       CREDIT AND EXCHANGE RATE RISK

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents which are held with one financial institution, short-term investments which are held with one financial institution, and accounts receivable.

The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company's operations are in the field of supplying electronic commerce computer software licenses and support services to domestic and international markets. Many of its customers are outside of Canada and therefore a significant percentage of its revenues may be derived from, and may be paid in, U.S. dollars [note 15]. The Company has not entered into contracts for foreign exchange hedges.

The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses which, when realized, have been within the range of management's expectations.

As at August 31, 2002, five [2001 - five] customers represented 76% (2001 - 64%) of the accounts receivable balance.

For the period ended August 31, 2002, four [2001 - one] customers represented 100% [2001 - 100%] of sales.

4.       SHORT-TERM INVESTMENTS

As at August 31, 2002 the company had no short-term investments. As at August 31, 2001 the Company had money market instruments, which had a market value of $2,276,255.


                             PREPARED BY MANAGEMENT

SOFTCARE EC INC.
(formerly SoftCare EC.Com, Inc.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

August 31, 2002 and 2001                         [Expressed in Canadian dollars]


5.       CAPITAL ASSETS

AS AT AUGUST 31,                                                     ACCUMULATED         NET BOOK
                                                       COST          DEPRECIATION          VALUE
                                                         $                 $                 $
---------------------------------------------------------------------------------------------------
2002
---------------------------------------------------------------------------------------------------
Computer and testing equipment                         401,681           341,868            59,813
Computer software                                      174,713           169,426             5,287
Office equipment                                        43,078            22,122            20,956
Office furniture                                       131,510            53,812            77,698
Display booths                                          25,063            19,976             5,087
---------------------------------------------------------------------------------------------------
Leasehold improvements                                       -                 -                 -
---------------------------------------------------------------------------------------------------
                                                       776,045           607,204           168,841
---------------------------------------------------------------------------------------------------
2001
Computer and testing equipment                         396,803           277,721           119,082
Computer software                                      161,800           140,513            21,287
Office equipment                                        35,520            18,617            16,903
Office furniture                                       131,510            34,387            97,123
Display booths                                          21,755            18,204             3,551
---------------------------------------------------------------------------------------------------
Leasehold improvements                                  45,356            16,190            29,166
---------------------------------------------------------------------------------------------------
                                                       792,744           505,632           287,112
---------------------------------------------------------------------------------------------------

Capital assets include computer and office equipment under capital leases having a cost of $333,165 [2001 - $333,165]and accumulated amortization of $220,143 [2001 - $181,615].

6.       BANK INDEBTEDNESS

The Company has an operating line of credit with a Canadian chartered bank for a maximum of $250,000 based on the assets pledged in the loan agreement. As at August 31, 2002, the Company had $250,000 outstanding under the line of credit (2001 - $Nil). Amounts outstanding on the line of credit are payable on demand and bear interest at the bank's prime lending. The bank's prime lending rate at August 31, 2002 was 4.50%

7.       ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The Company has accounts payable and accrued liabilities that consist of the following at AUGUST 31:

                                                        2002             2001
                                                         $                 $
--------------------------------------------------------------------------------

Accounts payable                                       35,656           103,196
Accrued professional fees                              71,037            25,000
Accrued vacation                                       68,074            93,801
--------------------------------------------------------------------------------
                                                      174,767           221,997
================================================================================


                             PREPARED BY MANAGEMENT

SOFTCARE EC INC.
(formerly SoftCare EC.Com, Inc.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

August 31, 2002 and 2001                         [Expressed in Canadian dollars]


8.       OBLIGATIONS UNDER CAPITAL LEASES

The Company leases certain of its computer and office equipment under capital leases. The future minimum lease payments required under capital leases expiring May 2004 are as follows:

                                                                           $
-------------------------------------------------------------------------------
2003                                                                    46,561
2004                                                                     5,128
-------------------------------------------------------------------------------
                                                                        51,689
Less: amount representing interest                                      (8,507)
-------------------------------------------------------------------------------
Present value of minimum lease payments                                 43,182
Less: current portion                                                  (39,305)
-------------------------------------------------------------------------------
Long term obligations under capital leases                               3,877
===============================================================================

9.       SUBSIDIARY REDEEMABLE CLASS A PREFERENCE SHARES

Subsidiary redeemable Class A preference non-voting shares, par value $1.00 per share.

The Company's subsidiary, SoftCare EC Solutions Inc. has outstanding redeemable Class A preference shares as follows:

                                                             Subsidiary
                                                         redeemable Class A
                                                          preference shares       Amount
                                                                  #                 $
-----------------------------------------------------------------------------------------
Balance, May 31, 2001                                            72,500           72,500
Redemption of shares for cash                                   (30,000)         (30,000)
-----------------------------------------------------------------------------------------
Balance, May 31, 2002                                            42,500           42,500
Redemption of shares for cash                                    (7,500)          (7,500)
-----------------------------------------------------------------------------------------
Balance, August 31, 2002                                         35,000           35,000
Less: current portion                                           (30,000)         (30,000)
-----------------------------------------------------------------------------------------
Subsidiary redeemable Class A preference shares                   5,000            5,000
=========================================================================================

Under an agreement between Solutions and one of its shareholders, Solutions agreed to issue 225,000 Redeemable Class A preference shares to the shareholder in exchange for 665 common shares in Solutions. The subsidiary redeemable Class A preference shares are mandatorily redeemable based upon the Company's gross quarterly sales at a redemption price of $1.00 per share. The Company has the option of accelerating the redemption of these shares at a redemption price of $1.00 per share. In the event the Company is unable to redeem the shares for cash, the Company is required to settle this obligation with common shares of its subsidiary, Solutions. Common shares of the subsidiary are to be issued at a ratio equal to the proportion of the capital of Solutions that such preference shares represented when they were created.

The holder of the subsidiary redeemable Class A preference shares is entitled to cumulative dividend calculated at the bank prime rate. The bank prime rate at August 2002 was 4.50%. The cumulative dividends have been recorded as interest expense in the consolidated statements of operations.


                             PREPARED BY MANAGEMENT

SOFTCARE EC INC.
(formerly SoftCare EC.Com, Inc.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

August 31, 2002 and 2001                         [Expressed in Canadian dollars]


10.      SPECIAL WARRANTS

The following provides details concerning Special Warrant transactions:


 [i] On March 29, 2000, the Company issued 1,495,000 Special Warrants for net cash proceeds of $5,087,468 pursuant to a broker-assisted private placement. These cash proceeds were net of costs incurred to effect the private placement totaling $518,782.

         Each Special Warrant was exercisable, without any additional consideration, into one common share and one half of one Share Purchase Warrant. Each Share Purchase Warrant entitled the holder to purchase one common share at an exercise price of $4.25 and was exercisable for one year from the closing date of the financing to March 30, 2001, at which time the Share Purchase Warrants expired.

         Pursuant to this Special Warrant private placement, the Company issued 174,500 Agent's Special Warrants. Of these Agent's Special Warrants, 25,000 were exercisable for one common share at an exercise price of $nil and 149,500 were exercisable for one common share at an exercise price of $3.75. All of these Agent's Special Warrants were exercisable for one year from the closing date of the financing, of which 25,000 were exercised for $nil prior to expiring, with the remainder expiring on March 30, 2001

 [ii] On February 22, 2001, the Company issued 138,889 Special Warrants for gross cash proceeds of $100,000 pursuant to a private placement. No costs were incurred to effect this private placement.

         Each Special Warrant is exercisable, without any additional consideration, into one common share and one Share Purchase Warrant. Each Share Purchase Warrant entitles the holder to purchase one common share at an exercise price of $0.72 and is exercisable, at any time, over the two years from the closing date of the financing to February 22, 2003, at which time the Share Purchase Warrant will expire. Each common share issued was subject to a hold period and could not be traded until June 22, 2001.

         On June 5, 2001, 138,889 Special Warrants were exchanged for 138,889 common shares and 138,889 Share Purchase Warrants

 [iii] On October 24, 2001 the Company issued 1,000,000 Special Warrants for gross cash proceeds of $120,000 pursuant to a private placement. No costs were incurred to effect this private placement.

         Each Special Warrant is exercisable, without any additional consideration, into one common share and one Share Purchase Warrant. Each Share Purchase Warrant entitles the holder to purchase one common share at an exercise price of $0.16 and is exercisable, at any time, over one year from the closing date of the financing to October 24, 2002, at which time the Share Purchase Warrants expired. Each common share issued was subject to a hold period and could not be traded until March 29, 2002.

         On April 1, 2002, 1,000,000 Special Warrants were exchanged for 1,000,000 common shares and 1,000,000 Share Purchase Warrants.

         On April 9, 2002 15,000 Share Purchase warrants were exercised for gross proceeds of $2,400.


                             PREPARED BY MANAGEMENT

SOFTCARE EC INC.
(formerly SoftCare EC.Com, Inc.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

August 31, 2002 and 2001                         [Expressed in Canadian dollars]


11.      COMMON STOCK

[a]      AUTHORIZED

         100,000,000 [2001 - 100,000,000] Common voting shares without par value.

 [i] On December 18, 2001 the Company issued 650,000 units for gross cash proceeds of $175,500 pursuant to a private placement. No costs were incurred to effect this private placement.

         Each unit consists of one common share and one Share Purchase Warrant. Each Share Purchase Warrant entitles the holder to purchase one common share at an exercise price of $0.35 and is exercisable, at any time, over the two years from the closing date of the financing to January 7, 2004, at which time the Share Purchase Warrant will expire. Each common share issued was subject to a hold period and could not be traded until April 18, 2002.

[ii] On May 16, 2002 the Company issued 1,200,000 units to the president of the Company, for gross cash proceeds of $132,000 pursuant to a non-brokered private placement. No costs were incurred to effect this private placement.

         Each unit consists of one common share and one Share Purchase Warrant. Each Share Purchase Warrant entitles the holder to purchase one common share at an exercise price of $0.13 and is exercisable, at any time, over the two years from the closing date of the financing to May 16, 2004, at which time the Share Purchase Warrant will expire. Each common share issued was subject to a hold period and could not be traded until September 16, 2002.

[iii] On July 26, 2002 the Company issued 3,250,000 units for gross cash proceeds of $325,000. Each unit consists of one common share and one-half of a non-transferable Share Purchase Warrant. Each whole Share Purchase Warrant entitles the holder to purchase one common share at an exercise price of $0.12 and is exercisable, at any time, within one year from the closing date of the financing. Each common share issued is subject to a hold period and can not be traded until November 26, 2002.

[b]      STOCK OPTIONS

         The following table summaries stock option transactions:

                                                                                        WEIGHTED
                                                                                         AVERAGE
                                                                                         EXERCISE
                                                                     STOCK OPTIONS        PRICE
                                                                           #                 $
         -----------------------------------------------------------------------------------------
         BALANCE MAY 31, 2000                                            990,000            1.74
         Options granted to directors, employees and consultants       1,085,339            0.73
         -----------------------------------------------------------------------------------------
         BALANCE, MAY 31, 2001                                         2,075,339            1.21
         Adjustment to effect repricing of 1,130,000 options                   -           (0.68)
         Options granted to directors, consultants and employees       1,286,000            0.19
         Options forfeited                                              (383,063)          (0.40)
         Options expired                                                 (40,000)          (1.75)
         -----------------------------------------------------------------------------------------
         BALANCE, MAY 31, 2002                                         2,938,276            0.38
         Options granted to an employee                                  190,000            0.15
         Options expired as a result of the resignation or termination of directors, consultants and employees:
                                                                        (160,000)          (1.75)
                                                                        (385,835)          (0.40)
                                                                        (100,000)          (0.37)
                                                                         (60,000)          (0.35)
                                                                        (150,000)          (0.10)
         -----------------------------------------------------------------------------------------
         BALANCE, AUGUST 31, 2002                                      2,272,441            0.28
         =========================================================================================


                             PREPARED BY MANAGEMENT

SOFTCARE EC INC.
(formerly SoftCare EC.Com, Inc.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

August 31, 2002 and 2001                         [Expressed in Canadian dollars]


         In August 2000, five stock options to purchase 40,000 shares each, for a total of 200,000 stock options, were granted to a consultant at an exercise price of $1.75. The options vested on the date of grant. These five stock options expire successively on August 27, 2001, 2002, 2003, 2004 and 2005, or on the termination of the consulting contract. During the year ended May 31, 2002, 40,000 of these options expired. During the period ended August 31, 2002, the balance of these options expired upon the resignation of the consultant.

         In September 2000, 40,000 stock options were granted to a consultant at an exercise price of $2.00. Of the stock options granted 10,000 vested on the date of grant and 30,000 vested on May 1, 2001. All of these stock options expire on August 31, 2005, or on the termination of the consulting contract.

         On October 19, 2000, the board of directors approved a comprehensive Stock Option Plan ("the plan"). On November 10, 2000 the plan was approved by the shareholders. Subsequently, the plan was accepted by the Canadian Venture Exchange. The plan incorporates the various limitations and restrictions required by the Canadian Venture Exchange at the time of acceptance. Most significantly the total number of shares that may be optioned under the plan is restricted to 20% of the issued and outstanding common shares of the Company. All options previously granted by the Company were incorporated into the plan.

         In March 2001, 100,000 stock options were granted to an employee at an exercise price of $0.60. The options vested on the date of grant. These stock options expire on March 6, 2006, or on the termination or resignation of employment. During the year ended May 31, 2002, 100,000 of these stock options were forfeited on the resignation of the employee.

         In May 2001, 100,000 stock options were granted to a director at an exercise price of $0.40. The options vested on the date of grant. These stock options expire on May 23, 2006, or on the termination or resignation of the directorship.

         In May 2001, 645,339 stock options were granted to employees at an exercise price of $0.40. These options vest on the 15th of the anniversary month for each employee over three years from May 2001. These stock options expire on May 23, 2006, or on the termination or resignation of employment. During the year ended May 31, 2002, 77,063 of these options were forfeited on employee resignations or terminations

         On May 24, 2001 the board of directors approved the repricing of all options in existence at this date. 1,130,000 stock options were repriced from exercise prices ranging from $0.60 to $3.90 to an exercise price of $0.40. This repricing was approved by shareholders in October 2001 and resulted in stock compensation expense of $7,200.

         In October 2001, 500,000 stock options were granted to directors at an exercise price of $0.10. The options vested on the date of the grant. These stock options expire on October 5, 2006, or on the termination or resignation of each directorship. These options are subject to a four month hold period and may not be exercised until February 5, 2002.

                                              WEIGHTED AVERAGE        OPTIONS
                                                  REMAINING         VESTED AND
            EXERCISE PRICE     OUTSTANDING    CONTRACTUAL LIFE      EXERCISABLE
                   $               #               YEARS                #
         -----------------------------------------------------------------------
                 1.75             160,000         1.54                160,000
         -----------------------------------------------------------------------
                 0.40           1,498,276         2.97              1,053,204
                 0.37             130,000         4.74                      -
                 0.35             145,000         4.25                      -
                 0.16             275,000         4.52                275,000
                 0.15             190,000         4.92                190,000
         -----------------------------------------------------------------------
                 0.10             500,000         4.33                500,000
         -----------------------------------------------------------------------
                                2,938,276                           2,218,204
         -----------------------------------------------------------------------


                             PREPARED BY MANAGEMENT

SOFTCARE EC INC.
(formerly SoftCare EC.Com, Inc.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

August 31, 2002 and 2001                         [Expressed in Canadian dollars]


[c]      EMPLOYEE STOCK BONUS PLAN

         On April 15, 1999, the Company established the SESB trust in order to create a non-leveraged Employee Stock Bonus Plan which covers directors, officers, consultants and employees who have completed six months or more service with the Company. Upon the reverse takeover, the SESB trust exchanged its common shares in Solutions for 1,000,000 common shares of The Company.

         Under the terms of the Plan, common shares held by the SESB trust will be allocated to participants when annual revenue targets are met or exceeded. However, the Company's Board of Directors has the discretion to allocate shares even if the targets are not achieved if it is in the best interest of the Company. Common shares allocated will vest irrevocably for participants in the Plan when revenue targets are achieved or the directors otherwise resolve that they are vested.

         Upon the termination of an employee, shares that are not vested will be returned to the plan. Any shares placed in escrow shall be subject to mandatory repurchase by the Company at a price of US$0.01 per share should the participant terminate. Five years after establishment of the Plan, there shall be an exchange of allocated but unvested shares granted under the Plan and remaining in escrow for a new class of redeemable non-voting preferred shares. Each common share will be exchanged for one new preferred share.

         During the year ended May 31, 2002, no shares [2001 - 225,800 shares; 2000 - Nil] were allocated or released to employees, under the plan. All shares allocated to employees have either been released to employees or returned to the SESB trust as a result of employee resignations during the year. The balance of shares held in the plan as at August 31, 2002 is 774,200 (2001 - 774,200) and of this balance none have been allocated for future release.

         No compensation expense has been recognized in the statement of operations for the year ended May 31, 2001 in respect of the SESB Trust [2001 - $289,018; 2000 - $Nil]. Compensation expense is recorded at fair value of the shares once shares have been committed to be released. At August 31, 2002, the fair value of the unallocated common shares based on quoted market sources was $92,904 (2001 - $139,356).

[d]      SHARE PURCHASE WARRANTS

         The Company has outstanding share purchase warrants as of May 31, 2002, granted in connection with various private placements and Special Warrant financings, entitling the holders to purchase one common share for each warrant held as follows:

         NUMBER OF WARRANTS               EXERCISE PRICE     EXPIRATION DATE
         ----------------------------------------------------------------------

           138,889                            $0.72         February 22, 2003
           985,000                            $0.16          November 29,2002
           650,000                            $0.35           January 7, 2004
         1,200,000                            $0.13              May 15, 2004
         1,625,000                            $0.12             July 26, 2003
         ----------------------------------------------------------------------
         4,598,889
         ======================================================================

 [e]     SHARES TO BE ISSUED

         As a result of various employee terminations during the year ended May 31, 2002 and the period ended August 31, 2002, the Company is obliged to issue 100,000 shares to employees as part of the severance packages agreed with the terminated employees. The shares to be issued have been valued based on the market price of the shares on the date the employee was terminated.


                             PREPARED BY MANAGEMENT

SOFTCARE EC INC.
(formerly SoftCare EC.Com, Inc.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

August 31, 2002 and 2001                         [Expressed in Canadian dollars]


12.      COMMITMENTS AND CONTINGENCIES

         The Company leases its premises and certain automobiles under operating leases expiring through 2009. The approximate future minimum lease commitments under operating lease agreements for the next seven years ending May 31 are as follows:

                                                                    $
         -----------------------------------------------------------------

         2003                                                    266,000
         2004                                                    137,000
         2005                                                    140,500
         2006                                                    133,000
         2007                                                    139,500
         2008                                                    140,000
         2009                                                     11,700
         -----------------------------------------------------------------
                                                                 967,700
         =================================================================

         Rent expense for the three months ended August 31, 2002 amounted to approximately $24,400 [ 2001 - $74,000].

         On July 1, 2002 the Company relocated its leasehold property and additional lease commitments were incurred totaling $724,700. The Company entered into a six year lease that expires on June 30, 2008. The lease provides for a rent-free period that expires January 31, 2003.

         The Company is involved from time to time in routine litigation incidental to the conduct of its business. The Company is involved in two litigations where the claimants are claiming amounts of less than $25,000 each. Management intends to vigorously defend these claims. The outcome of these matters cannot be predicted at this time with certainty. Accordingly, no amounts with respect to these claims had been recorded during the year ended May 31, 2002.

         During the year end May 31, 2002 and the period ended August 31, 2002, the Company laid off a number of employees. To date, no actions were forthcoming from such employees laid-off. In respect to these employees terminations, the Company has an obligation to issue an aggregate of 100,000 common shares in settlement of termination agreements[note 11].

         One of the Company's subsidiaries entered into a lease with the Landlord for the rental of premises through March 2003. In June 2002, the subsidiary vacated the premises. The Landlord has made a demand of approximately $200,000 on the subsidiary for the payment of rentals through March 2003. The Company does not anticipate paying this amount and it intends to vigourously defend the demand made by the Landlord. The outcome of this matter cannot be predicted at this time with certainty. Accordingly, no amounts with respect to this claim had been recorded during the year ended May 31, 2002 or the period ended August 31, 2002.

13.      INCOME TAXES

         At May 31, 2002, for Canadian tax purposes, the Company has approximately $1,029,000 of undeducted expenditures for tax purposes expiring through May 2005 relating primarily to share issue costs and approximately $9,764,000 of non-capital losses available for income tax purposes to reduce taxable income of future years that expire as follows:

                                                                    NON-CAPITAL
                                                                       LOSSES
                                                                         $
         ----------------------------------------------------------------------

         2003                                                          328,000
         2005                                                          829,000
         2006                                                          412,000
         2007                                                        1,648,000
         2008                                                        3,363,000
         2009                                                        3,184,000
         ----------------------------------------------------------------------
                                                                     9,764,000
         ======================================================================


                             PREPARED BY MANAGEMENT

SOFTCARE EC INC.
(formerly SoftCare EC.Com, Inc.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

August 31, 2002 and 2001                         [Expressed in Canadian dollars]


         At May 31, 2002, the Company also has non-capital loss carryforwards of approximately $2,155,000 which can be applied to reduce income earned in the United States which expire as follows:

                                                                           $
         ----------------------------------------------------------------------
         2019                                                          777,000
         2020                                                        1,211,000
         2021                                                          167,000
         ----------------------------------------------------------------------
                                                                     2,155,000
         ======================================================================

         The ability of the Company to use the losses which expire prior to 2021 may be impacted by the application of provisions contained in the Internal Revenue Code of the United States.

         Future income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's future tax assets as of May 31 are as follows:

                                                                  2002             2001
                                                                    $                $
         ----------------------------------------------------------------------------------
         Non-capital loss carryforwards                         4,246,000        3,670,000
         Share issue costs                                        375,000          775,000
         Unused capital cost in excess of net book value          337,000          350,000
         Other                                                     32,000           40,000
         ----------------------------------------------------------------------------------
         Total future assets                                    4,990,000        4,835,000
         Valuation allowance                                   (4,990,000)      (4,835,000)
         ----------------------------------------------------------------------------------
         Net future assets                                              -                -
         ==================================================================================

         A reconciliation of the Company's effective income tax rate to the federal statutory rate follows:

                                                                       2002             2001
                                                                         $                $
         ----------------------------------------------------------------------------------------
         Tax at statutory rate                                      (1,407,000)       (2,484,000)
         Foreign tax rate differentials                                 13,000           109,000
         Expenses not deductible for tax                                 5,000           506,000
         Temporary difference for which no new tax benefit
         has been recognized                                         1,536,000         2,092,000
         Amortization of share issue costs for tax and accounting     (147,000)         (153,000)
         Other                                                                           (70,000)
         ----------------------------------------------------------------------------------------
                                                                             -                 -
         ========================================================================================

14.      RELATED PARTY TRANSACTIONS
         Directors and officers of the Company provide legal, accounting and advisory services to the Company. During the three months ended August 31, 2002, the Company paid $34,000 [2001 - $75,322] for these services which were charged to general and administrative expenses. At August 31, 2002, $9,900 [ 2001 - $8,300] is included in accounts payable and accrued liabilities. All transactions are in the normal course of operations and are recorded at exchange amounts established and agreed upon between the related parties.


                             PREPARED BY MANAGEMENT

SOFTCARE EC INC.
(formerly SoftCare EC.Com, Inc.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

August 31, 2002 and 2001                         [Expressed in Canadian dollars]


15.      SEGMENTED INFORMATION

         The Company operates in one business segment and substantially all of the Company's operations;, assets and employees are located in Canada. The following represents sales based on the location of the customer.

                                                  Three months      Three months
                                                      ended             ended
                                                   August 31,       August 31,
                                                       2002              2001
                                                        %                 %
         -----------------------------------------------------------------------

         Canada                                         33                75
         U.S.                                           63                25
         Other                                           4                 -
         =======================================================================

16.      RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

         The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which as applied in these consolidated financial statements conform in all material respects to those accounting principles generally accepted in the United States ("U.S. GAAP") except as follows.

         CONSOLIDATED STATEMENT OF OPERATIONS

                                                                           THREE MONTHS ENDED   THREE MONTHS
                                                                           ------------------       ENDED
                                                                               AUGUST 31,        AUGUST 31,
                                                                                  2002              2001
                                                                                   $                  $
         ---------------------------------------------------------------------------------------------------
         Net income (loss) in accordance with Canadian GAAP                      (414,451)         (697,738)
         ---------------------------------------------------------------------------------------------------
         Effects of accounting for compensation expense                                 -                 -
         ---------------------------------------------------------------------------------------------------
         Net income (loss) in accordance with U.S. GAAP                          (414,451)         (697,738)
         ---------------------------------------------------------------------------------------------------
         Income (loss) per share[i]                                                 (0.02)            (0.02)
         ---------------------------------------------------------------------------------------------------
         Weighted average number of common shares outstanding under
            U.S. GAAP                                                          20,314,165        17,018,267
         ---------------------------------------------------------------------------------------------------
         Proforma income (loss) per share[ii]                                       (0.01)            (0.04)
         ---------------------------------------------------------------------------------------------------
         Proforma weighted average number of common shares
            outstanding under U.S. GAAP                                        27,851,330        19,093,606
         ---------------------------------------------------------------------------------------------------

         The impact of significant variations to U.S. GAAP on the Consolidated Balance Sheet items at May 31, 2002 are as follows:

         CONSOLIDATED BALANCE SHEETS
                                                      2002              2001
                                                        $                 $
         -----------------------------------------------------------------------

         Additional paid in capital                    713,230          642,030
         Deficit                                   (16,046,199)     (12,450,247)
         =======================================================================

         Canadian GAAP require debt-like preferred shares and their dividends to be treated as long term debt and interest expense respectively. Under Securities and Exchange Commission (SEC) rules, these shares are to be recorded as mezzanine debt and the dividend as a charge to retained earnings.


                             PREPARED BY MANAGEMENT

SOFTCARE EC INC.
(formerly SoftCare EC.Com, Inc.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

August 31, 2002 and 2001                         [Expressed in Canadian dollars]


[i]      RECENT PRONOUNCEMENTS

         In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets. Statement 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. Statement 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. The Company will adopt FAS 142 as of June 1, 2002 and does not expect that the adoption of the Statements to have a significant impact on the Company's financial position and results of operations

         In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of long-lived Assets (FAS 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, Accounting for the Impairment of long-lived Assets and for long-lived Assets to be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations for a disposal of a segment of a business. FAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company will adopt FAS 144 as of June 1, 2002 and does not believe it will have a material impact on the Company's financial position and results of operations.

17.      CHANGE IN ACCOUNTING PRINCIPLES
         EARNINGS PER SHARE

         Effective May 31, 2001, the Company retroactively adopted the new recommendations of the Canadian Institute of Chartered Accountants
         Section 3500 ("earnings per share") with respect to the calculation of loss per common share. The change in accounting policy has been applied retroactively and all prior years have been restated. The impact of this change in accounting policy was to exclude shares held by the SESB trust [ note 11] from the weighted average number of common shares outstanding in the calculation of loss per common share [note 2]. For the year ended May 31, 2001, the change resulted in an increase in the loss per common share of $(0.02) [2000 - $(0.01)] to $(0.35) [2000 -
         $(0.41)] from $(0.33) [2000 - $(0.40)] that would have been reported had the change not been made.


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FORM 51 - 901F
SCHEDULE B: SUPPLEMENTARY INFORMATION

SCHEDULE A: FINANCIAL INFORMATION
SEE ATTACHED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE-MONTH PERIOD ENDED AUGUST 31, 2002.

SCHEDULE B: SUPPLEMENTARY INFORMATION

See attached consolidated financial statements for the three-month period ended August 31, 2002.

1.        SELLING EXPENSES INCLUDE:

             Advertising and promotion                             $        500
             Entertainment                                                1,148
             Software resale                                                174
                                                                   -------------
                                                                   $      1,822
                                                                   =============

         General and administrative expenses include:

             Professional fees                                     $     90,557
             Public relations fees                                       26,751
             Office lease                                                24,371
             Travel and automobile                                       24,285
             Utilities, insurance, supplies and other                   118,463
                                                                   -------------
                                                                   $    284,427
                                                                   =============

2.       RELATED PARTY TRANSACTIONS

         Directors and officers of the Company provide legal, accounting and advisory services to the Company. During the three months ended August 31, 2002, the Company paid $34,000 [2001 - $75,322] for these services which were charged to general and administrative expenses. At August 31, 2002, $9,900 is included in accounts payable and accrued liabilities. All transactions are in the normal course of operations and are recorded at exchange amounts established and agreed upon between the related parties.

3.       SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD

         a)       SUMMARY OF SECURITIES ISSUED DURING THE PERIOD UNDER REVIEW:

                  See Notes 10 and 11 of the attached consolidated financial statements for the three-month period ended August 31, 2002.

         b)       SUMMARY OF OPTIONS GRANTED DURING THE PERIOD UNDER REVIEW:

                  See Notes 10 and 11 of the attached consolidated financial statements for the three-month period ended August 31, 2002.


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4.       SUMMARY OF SECURITIES AS AT THE END OF THE REPORTING PERIOD

         a) DESCRIPTION OF THE AUTHORISED CAPITAL AND SUMMARY OF SHARES ISSUED AND OUTSTANDING:

                  See Notes 9, 10, and 11 of the attached consolidated financial statements for the three-month period ended August 31, 2002 .

         b)       NUMBER AND RECORDED VALUE FOR SHARES ISSUED AND OUTSTANDING:

                  See Notes 9, 10, and 11 of the attached consolidated financial statements for the three-month period ended August 31, 2002.

         c) DESCRIPTION OF OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING, INCLUDING NUMBER OR AMOUNT, EXERCISE OR CONVERSION PRICE AND EXPIRY DATE:

                  See Notes 9, 10, and 11 of the attached consolidated financial statements for the three-month period ended August 31, 2002.

         d)       NUMBER OF SHARES IN ESCROW OR SUBJECT TO A POOLING AGREEMENT:

                  Securities subject to pooling agreements with respect to Special Warrants, which are exercisable into common shares and Share Purchase Warrants, are discussed at Note 11 to the attached consolidated financial statements for the three month period ended August 31, 2002 .

5.       DIRECTORS AND OFFICERS AS AT OCTOBER 29, 2002

                  MARTYN ARMSTRONG       PRESIDENT & DIRECTOR
                  WAYNE ZIELKE           CHIEF FINANCIAL OFFICER & DIRECTOR
                  DOUG SARKISSIAN        CORPORATE SECRETARY
                  RANDALL PIERSON        DIRECTOR
                  ROY TRIVETT            DIRECTOR


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SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion relates to the financial condition, changes in financial condition and results of operations of Softcare EC Inc. (formerly Softcare EC.Com Inc.) and its subsidiaries SoftCare EC Solutions Inc. (formerly SoftCare Electronic Commerce Inc.), SCEC Holdings, SCC Holdings and Softcare Electronic Commerce (U.S.A.) Inc. for the three months ended August 31, 2002 and 2001. Softcare EC.Com, Inc. , its wholly owned subsidiary SoftCare Electronic Commerce Inc. and it's wholly owned subsidiaries SCC Holdings, SCEC Holdings and Softcare Electronic Commerce (U.S.A.) Inc. are collectively referred to as "Softcare". The discussion should be read in conjunction with the financial statements of Softcare and related notes included therein.

OVERVIEW

Softcare is poised to be a leading business-to-business electronic commerce platform provider. Softcare has a strong history in the provision of software, which enables business to business electronic commerce. The operating company, Softcare EC Solutions Inc. (formerly Softcare Electronic Commerce Inc.) was founded in 1990 and developed software to facilitate business to business electronic exchange of documents. Softcare's first product, Tradelink, has been recognized as a leader in the electronic data interchange ("EDI") market. In the late 1990's management recognized the potential for the expansion of business to business transactions through the use of the internet. As a result the company embarked on the development of an internet based business-to-business electronic commerce platform in 1997. Since that time the company's new Open E|C business-to-business electronic commerce platform has been under continuous development, this involves conducting research and developing the initial and subsequent versions of the Open E|C platform. In June of 1999, the first version of Open E|C was installed and we began selling the Open E|C platform and related services. We currently market both Open E|C and Tradelink primarily in the United States and Canada through our direct sales force and to a lesser extent through indirect sales channels. The Open E|C platform along with management's approach of creating strong value propositions for it's target market has recently been well received in the market enabling the company to compete successfully against it's major U.S. competitors.

Softcare's primary focus remains the business to business electronic exchange of documents. In this respect Tradelink remains as an important component of the Company's sales and has been enhanced through a relationship with IPNet. Softcare continues to enhance Tradelink in order to drive its acceptance in the EDI market place. The Open|EC Product also continues to be a focus of the Company. Softcare has developed and continues to develop certain applications to support its Open|EC Platform. While Softcare may develop these applications, there can be no assurance that such products, once completed, will meet customer requirements, overall market requirements, or that the products will perform in a satisfactory manner.

FINANCIAL POSITION

AS AT AUGUST 31, 2002 AND 2001 AND AS AT MAY 31, 2001

The three months ended August 31, 2002 was a positive period in the company's history in terms of developing Open E|C and establishing partnerships and positioning the company's software in the market place. During the three months ended August 31, 2002 the Company completed a private placement, issuing 3,250,000 units for gross cash proceeds of $325,000. This transaction enhanced the Company's cash position.

As of August 31, 2002, Softcare had $463,393 in cash and cash equivalents compared with 3,099,800 as of May 31, 2,002. Softcare's working capital at August 31, 2002 was $64,072 compared with working capital of $2,804,889 as at May 31, 2,002. Short-term investments at August 31, 2002 were NIL, and at May 31, 2,002. Capital assets, which represents net book value of computer and testing equipment, computer software, office equipment, office furniture, display booths and leasehold improvements were $168,841 at August 31, 2002 compared with $172,255 as at May 31, 2,002. Softcare has a $250,000 revolving credit facility with Scotia Bank which was fully drawn upon at the end of August 31, 2002 and at May 31, 2,002.

RESULTS OF OPERATIONS

Softcare generated revenue through software sales, consulting services, training services and maintenance fees. Product sales were derived through two alternative fee structures: licensing fees and software royalties. Service and maintenance contracts are generally entered into at the time a product sale is completed.


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THREE MONTHS ENDED  AUGUST 31, 2002 AND 2001

Revenue for the three months ended August 31, 2002 was $116,151, compared with $67,250 for the three months ended August 31, 2001. The increase in revenue is primarily due to a change in its sales efforts from Softcare's towards existing products and away from its Open E|C product which has proved harder to sell in the current environment.

Softcare has found that the North American Market for business-to-business electronic commerce platforms and services is changing rapidly but that significant real opportunities, which will produce significant revenues, are still at an early stage of development. Softcare's ultimate success depends upon substantial organizations buying and implementing the Company's software products and related services. The implementation of these software products by these organizations is complex, time consuming and expensive. It also requires that these organizations change established business practices and conduct business in new ways. Softcare's ability to attract customers requires a significant amount of consultation and collaboration with the potential customers during the sales process. These factors lead to long closing cycles but also result in stable long-term relationships, which produce recurring revenue streams for the company.

Salaries and wages for the three months ended August 31, 2002 were $236,155 compared with $446,889 for the three months ended August 31, 2001. The decrease was represents the continuing effects of a cost cutting program first instituted by management in the spring of 2001.

Stock based compensation in the amount of $NIL for the three months ended August 31, 2002, relates to the estimated fair value of deferred stock compensation and options granted to directors, employees and consultants of Softcare as consideration for services rendered during the three months. For the three months ended August 31 2001 stock based compensation in the amount of $- relates to the estimated fair value of options granted to directors, employees and consultants of Softcare as consideration for services rendered during those three months.

Selling expenses for the three months ended August 31, 2002 were $1,822 compared with $16,302 for the three months ended August 31 2001, demonstrating an overall reduction in Softcare's selling expenses. The decrease reflects Softcare's reduced sales efforts for its older Tradelink EDI product set, as it focused on completing the development of its initial Open E|C product set.

General and administrative expenses for the three months ended August 31, 2002 were $284,427 compared with $325,831 for the three months ended August 31 2001. The decrease in comparison to the same quarter in 2001 was primarily due to the decreased cost of travel, sales consulting services and premises costs which were incurred as a result of the contraction of operations.

Depreciation and amortization expenses for the three months ended August 31, 2002 were $11,731 compared with $27,512 for the three months ended August 31, 2001. The decrease of this expense reflects a slow down in Softcare's program of continuous upgrading of its computer hardware, software, related equipment and leasehold improvements, which is consistent with the cost cutting program instituted by management in the spring of 2001.

LIQUIDITY AND CAPITAL RESOURCES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

To date the Company has incurred significant losses both for the current year to date and the previous fiscal years. In addition, the Company has accumulated a significant deficit. These losses and the deficit have been funded primarily by the issuance of equity.

The Company's continuation as a going concern is uncertain and is dependant upon its ability to achieve profitable operations and upon the continued financial support of its shareholders, option holders and warrant holders or upon its ability to obtain additional financing or new equity. Softcare's ability to achieve profitability and positive cash flows from operations will depend on numerous factors. These factors include its ability to attract strategic, corporate partners for the development, marketing, distribution and sale of its software products, the progress of its research and development programs and its ability to protect its proprietary rights over the product names and trademarks. The outcome of these matters cannot be predicted at this time. The consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business. To date Softcare has been able to achieve certain milestones in its efforts to combat these dependant factors including the registration of its trademark Open|EC, continued innovation from research and development and building contacts and alliances with potential strategic corporate partners.

As of August 31, 2002, Softcare had $463,393 in cash and cash equivalents, this including other current assets brought Softcare's total working capital to $64,072. Softcare also has the potential to raise future capital through the exercise of warrants and stock options. However there is no assurance that the exercise of warrants will occur or that employees, directors or agents will exercise their options


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